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SEC FILE NUMBER 000-30421
CUSIP NUMBER 410495204

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hanmi Financial Corporation

Name of Registrant

N/A

Former Name if Applicable

3660 Wilshire Boulevard, Penthouse Suite A

Address of Principal Executive Office (Street and Number)

Los Angeles, California, 90010

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hanmi Financial Corporation (“HFC”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2014 (the “Form 10-Q”) by the prescribed due date, November 10, 2014. On August 31, 2014, Harmony Merger Sub Inc., a Texas corporation and wholly-owned subsidiary of HFC, merged with and into Central Bancorp, Inc. (“CBI”), with CBI continuing as the surviving corporation and a wholly-owned subsidiary of HFC (the “Merger”). Immediately following the Merger, CBI merged with and into HFC, with HFC continuing as the surviving corporation, and United Central Bank, a Texas state-charter bank and a wholly-owned subsidiary of CBI, merged with and into Hanmi Bank, a California state-chartered bank and a wholly-owned subsidiary of HFC, with Hanmi Bank continuing as the surviving bank. HFC has just recently completed its review of the required purchase accounting adjustments to be recorded in connection with the Merger. HFC is in the process of finalizing the Form 10-Q to reflect those items and intends to file the Form 10-Q with the Securities and Exchange Commission (“SEC”) as promptly as practicable. HFC is presently not aware of any circumstances that would prevent it from filing the Form 10-Q on or before the fifth calendar day following the prescribed due date in compliance with Rule 12b-25.

Forward-Looking Statements

This notification contains forward-looking statements. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks, uncertainties and assumptions that cannot be predicted or quantified and are beyond HFC’s control. Statements preceded by, followed by or that otherwise include the words “expects,” “intends,” “prescribes,” “may,” “will” and similar terms and phrases are intended to identify forward-looking statements. Such forward-looking statements include statements regarding the estimated timing for the filing of the Form 10-Q. Forward-looking statements involve known and unknown risks, uncertainties and assumptions which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Unless required by law, HFC expressly disclaims any obligation to update publicly any forward-looking statements to reflect events or circumstances after the date of this notification or to reflect the occurrence of unanticipated events.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. G. Kum	213	382-2200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in HFC’s press release, which was attached as Exhibit 99.1 and incorporated by reference to the Current Report on Form 8-K filed with the SEC on November 7, 2014, due mainly to the acquisition of CBI on August 31, 2014, there were significant changes in the financial statements to be included in the Form 10-Q, when compared to the corresponding period in the last fiscal year as follows: (i) HFC’s assets increased $1.4 billion to $4.2 billion at September 30, 2014 from $2.8 billion at September 30, 2013; (ii) investment securities increased $745.6 million to $1.1 billion at September 30, 2014 from $383.0 million at September 30, 2013; and (iii) loans receivable, net of allowance for loan losses, increased 25.0 percent to $2.6 billion at September 30, 2014 from $2.1 billion at September 30, 2013.

Hanmi Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2014	By	/s/ C. G. Kum
Name: C. G. Kum
Title: President & Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).